

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 4, 2009

Mr. Michael Levinsohn
President
Lenco Mobile Inc.
345 Chapala Street
Santa Barbara, California 93101

Re: **Lenco Mobile Inc.**
                    Registration Statement on Form 10
                    Filed on November 9, 2009, as amended November 18, 2009
                    File No. 000-53830

Dear Mr. Levinsohn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In some places in your registration statement, you use terms that are industry specific jargon, including MMS, MM7, SMS, SEM and SEO. Please revise throughout to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

Cautionary Note Regarding Forward-Looking Statements, page 1

2.   Delete this reference and all references to the safe harbor for forward-looking statements provided for by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 because such protection is not available issuers of penny stock.

Item 1. Business, page 2

Overview of Our Business, page 2

3.   Please disclose that Vodacom and MTN generated approximately 64% of your revenues in 2008. Also disclose the percentage of revenues generated from these wireless carriers through the third quarter of 2009.

4.   We note your disclosure on page 3 regarding awards you have received for your mobile marketing campaigns. It is not clear what criteria and other methods were used in conferring the awards. For example, how many companies or marketing campaigns were considered for each award? Were the companies and advertisements independently chosen or nominated, or did you submit them for review? Did you pay to compete for the awards? How many awards were given? Please revise your disclosure to provide context to your disclosure about the awards you have received.

5.   We note your citation of statistical and third-party industry data in your registration statement. For example, we note data from Click Forensics on page 8, CDMA Development Group on page 9 and unattributed information on pages 9 and 17. These are only examples. Please provide us with support for all statistical and industry data, clearly cross-referencing a statement with the underlying factual support. In addition, if a statement represents your belief, state that the assertion is your belief and provide the bases for your belief. For example, we note that following assertions on page 3 that you should support:

- "We have carried out a number of highly successful promotions for major brands including MTN's Fifteenth Birthday SMS and MMS campaign;" and
- "We are also one of the largest developers and operators of mobile Internet sites or 'Mobi sites."

        Please provide support for your factual and subjective statements throughout your document.

History of our Current Business and Corporate Structure, page 4

6. You disclose in the first paragraph of this subsection that you issued 700 shares of Series B convertible preferred stock to acquire Digital Vouchers (Pty) Ltd. from Target Equity Limited on February 18, 2008. In Note 15 to the financial statements on page F-21 and also in the second paragraph on page 53, you disclose that you issued 350 shares of Series B preferred stock for the acquisition on February 8, 2008. Please clarify the discrepancy in the date of the transaction and the consideration paid. In addition, disclose the issuance of the one-year warrant to purchase 200 shares of Series B preferred stock and how it was related to the acquisition of Digital Vouchers. Furthermore, disclose that Target Equity Limited was a related party and explain how it was related.

Mobile Phone Platforms, page 7

7. In the second bullet point on page 7, clarify who conducted the tests and describe the parameters of the tests.

Trends in the Mobile Phone and Online Advertising Sectors, page 9

8. To provide context, please disclose that, in 2007 and 2008, all of your revenues were generated from sales in South Africa and, at June 30, 2009, you generated approximately two-thirds of your sales in South Africa and one-third of your sales in the United States.

Item 1A. Risk Factors, page 21

We became engaged in our current business in early 2008…, page 23

9. We note your disclosure that you have been involved in different lines of business prior to early 2008, including the apparel industry. We note, however, your disclosure on page 4 that, as a shell company, you attempted business combinations with operating companies in the apparel industry that were unsuccessful. Please clarify your disclosure.

The trading price of our Common Stock has experienced…, page 33

10. Revise this risk factor to clarify that your common stock is "quoted" rather than "listed" on the OTC Pink Sheets.

We issued a number of shares of Common Stock in private placement transactions…, page 34

11. We note your disclosure that you have issued over 61 million shares of common stock in private placements and that the holders of such shares may rely on the provisions of Rule 144 to resell such shares. We also note that the company was previously a shell company. Therefore, it appears that any resales of the company's securities would be subject to the conditions of Rule 144(i) of Regulation C. Please revise your risk factor

caption and disclosure to reflect these limitations. For further guidance, please refer to Questions 137.01 and 137.02 in our Securities Act Rules Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

12.   You disclose in Note 10 to the financial statements on page F-17 that relationships with two wireless carriers represented 72% of your revenues for 2008. Please disclose this fact here, identify the customers, and quantify the percentage of revenues attributable to each wireless carrier in fiscal years 2007, 2008 and the nine months ended 2009. If the percentages differ materially from period-to-period, please discuss the reasons for the changes in revenues attributable to your material customers.

Critical Accounting Policies and Estimates, page 42

13.   We note your statements on page 42 that "the conversion into U.S. Dollars was made at the rate of 9.29999 ZAR to US$1 effective as of the last business day of the initial period ended December 31, 2008 and 7.40988 ZAR to US$1 at September 30, 2009" and that such information was presented as a matter of convenience to the readers of the financial statements. Please note that a convenience translation to the US dollar or discussion of such is not appropriate when your financial statements have already been translated into the reporting currency of the US dollar. In this regard, we note your statement on page F-8, "the financial statements of the Company are translated from South African Rand into United States Dollars in accordance with SFAS No. 52, Foreign Currency Translation." Please revise to delete your discussion of convenience translation and expand your disclosures to discuss the translation of your financial statements and the rates that you utilized.

Results of Operations, page 43

14.   We note that you provide a table of showing your results of operations for fiscal years 2008 and 2007 and the three and nine months ended September 30, 2009. Please also disclose your results of operations for the three and nine months ended September 30, 2008.

Other Income (Expense), page 45

15.   We note that the increase in other income relates primarily to a General Release
Agreement reached in August 2009 with regard to the acquisition of the assets from
Superfly Advertising Inc. We further note that you recorded this as a reimbursement of
items paid, which were formerly recorded as prepaid amounts due to you, for
approximately $320,000. The remainder is shown as "Other Income" for the
approximate amount of $580,000 and is recorded as a receivable in the financial
statements. Please:

- Provide us with more details of this arrangement, your accounting for it and your
basis in the accounting literature.
- Also, tell us your consideration of treating the reimbursement as an adjustment to the
purchase price since you purchased the assets on February 28, 2009. Furthermore, on
page F-27 you state that you executed a General Release Agreement with a seller of
certain assets to settle costs incurred by you for expenses and other disagreements
surrounding the acquisition of the fundamental assets of AdMax.

16.   We note your statement that "there is an additional amount relating to net interest
expense and the issuance of 25,000 shares issued to Agile Opportunity Fund, LLC for
approximately $25,000 in expense which was calculated using Black-Scholes
methodology of valuing derivative instruments." Please clarify this statement and tell us
why you would use Black-Scholes to value this share issuance. In addition, tell us if you
have actual derivative instruments. If you do have derivative instruments, please provide
the disclosures required under ASC 815-10-50 for derivative instruments.

Liquidity and Capital Resources, page 46

17.   Please provide a reasonably detailed discussion of your company's ability or inability to
generate sufficient cash to support its operations during the twelve month period
following the date of the most recent balance sheet presented.

18.   Please discuss the additional costs you expect to incur upon resuming your reporting
obligations and the impact upon your liquidity and capital resources.

Item 4. Securities Ownership of Certain Beneficial Owners and Management, page 46

19.   You disclose in the last paragraph on page 48 that beneficial ownership is based on
61,586,180 shares of common stock outstanding on September 30, 2009. In the second
paragraph on page 55, you disclose that there were 64,303,775 shares of common stock
outstanding as of October 16, 2009. Please update the beneficial ownership table.

20.   We note that BasTrust Corporation acts as trustee for several entities that own the company's shares. Please clarify whether BasTrust, through its directors, has sole voting and sole investment power over the shares held by the entities for which it is trustee. In addition, disclose all natural persons who have sole or shared voting and investment power over the company's shares held by these entities, not just one of the directors of BasTrust Corporation.

21.   Please disclose the addresses of each entity listed in the beneficial ownership table.

22.   Please indicate the number of shares beneficially owned by each person that the person has the right to acquire within 60 days. For example, disclose the number of shares underlying any outstanding warrants, options, convertible preferred stock or convertible debt.

Item 6. Executive Compensation, page 51

23.   Please clarify your disclosure to reflect whether you had more than one executive officer in the fiscal years ended December 31, 2007 and December 31, 2008 and to identify each person who acted as principal executive officer and principal financial officer in each year.

Employment Agreements, page 52

24.   Please revise your disclosure with respect to Mr. Groenewald's employment agreement to also provide figures in U.S. dollars.

Director Compensation, page 52

25.   We note your disclosure that you have not compensated any of your directors during 2007 and 2008. We also note that you issued a convertible note to Angelique de Maison "for services rendered" which was subsequently converted into shares of common stock. You have also disclosed that Ms. Maison is a former director of your company. Please advise or revise your disclosure accordingly.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholders Matters, page 53

26.   Please revise the table on page 54 to account for the two reverse stock splits implemented in 2008 as disclosed on page 1. For example, please clarify whether the high and low prices for Fiscal 2007 have been adjusted for the reverse stock splits.

Mr. Michael Levinsohn
Lenco Mobile Inc.
December 4, 2009
Page 7

Item 11. Description of Registrant's Securities to be Registered, page 59

27.   You disclose in the first paragraph that you 1,000,000 shares of authorized preferred
        stock which are designated as "blank check" preferred. Please reflect the number of
        shares designated as Series B preferred, describe the material terms of the Series B
        preferred stock, and disclose the number of Series B preferred shares outstanding.

Item 15. Financial Statements and Exhibits, page 60

Exhibit Index, page 62

28.   We note that you entered into an employment agreement with Mr. Groenewald in July
        2007, as amended on September 1, 2008 and that the initial agreement has been filed as
        Exhibit 10.11. We note that you filed the 2008 amendment as a separate Exhibit 10.11.
        Please clarify your exhibit index to reflect that both the initial agreement and the
        amendment have been filed separately as exhibits.

29.   Please file the following agreements as material contracts or explain why you believe you
        are not required to file them under Item 601 of Regulation S-K:

        •   The merger agreement from July 2009 in which you acquired Mobicom USA, Inc.
            from Mobicom Corporation (referenced in the first paragraph on page 6);
        •   The license agreement with a strategic partner in Germany (referenced in the third
            bullet point on page 10); and
        •   The agreement under which you have secured the rights to partner with Going Up
            Interactive in a number of geographic regions (referenced in the fourth paragraph on
            page 11).

Financial Statements

Note 1 – Organization and Significant Accounting Policies, page F-7

History of our Current Business Operations and Corporate Structure, page F-7

30.   We note that you acquired Capital Supreme, (Pty) Ltd, a company based in
        Johannesburg, South Africa, doing business as Multimedia Solutions. We further note
        that you paid 25 million South African Rand or approximately $3,250,000. Since you
        paid cash to acquire the common shares of this business, it is unclear why you believe
        that this transaction should be accounted for as a reverse merger. Please refer to your
        basis in the accounting literature.

Revenue Recognition, page F-10

31.   We note your disclosure that "the Company earns royalties from the license of its
        software platforms to Wireless Carriers and to master licensees." We also note your
        similar disclosure on page 41. However your disclosure only reiterates accounting
        literature and does not specifically state how you recognize royalty revenue as it relates
        to your company. Please tell us and disclose in detail when you recognize revenue as it
        relates to your royalties earned from the license of your software platforms and the nature
        of the platform provided.

Note 2 – Property and Equipment, page F-14

32.   Please revise your table to include subtotals for gross property and equipment,
        accumulated depreciation and net property and equipment.

Note 3 – Goodwill, page F-14

33.   Please tell us and disclose why the net carrying value of goodwill was reduced to
        $591,398 at December 31, 2008 from $801,808 at December 31, 2007. You should
        provide a rollforward of the changes in the carrying amount of goodwill during the
        period. Similarly provide a rollforward in Note 3 on page F-33 of your interim financial
        statements.

Note 13 – Income Taxes, page F-18

34.   Please provide more detailed income tax disclosure as required by ASC 740-10-50. In
        this regard, we note that you discuss deferred tax assets and liabilities at the bottom of
        page F-19, yet provide no other details of the amounts or reasons for deferred tax assets
        and liabilities.

Note 14 – Subsequent Events, page F-20

35.   We note that you acquired the assets of Simply Ideas, LLC in October 2009. Please tell
        us your accounting for this transaction. If you are accounting for this transaction as a
        business combination, please provide the business combination disclosure as required by
        ASC 805-10-50. Also, please file audited financial statements of this business
        acquisition or tell us why they are not required.

Financial Statements for the Periods Ended September 30, 2009 and 2008

Unaudited Statements of Cash Flows, page F-24

36.   We note that you recorded the "acquisition of intangibles and related goodwill changes" as a cash flow used in investing activities. We also note that you have "note receivable issued for sale of assets," "conversion of note payable to stock," "additional paid in capital," and "notes payable and warrants value assumed related to acquisition" as cash flows provided by (used in) financing activities. It appears to us that these activities may be non-cash transactions. Please note that only actual cash activity should be presented in the cash flow statement. All non-cash activities should be supplementally disclosed. Please refer to ASC 230-10-50 and revise accordingly.

Note 1 – Organization and Significant Accounting Policies, page F-25

37.   We note that you entered into an Asset Purchase Agreement with Superfly Advertising, Inc. on February 28, 2009 and you then acquired Eden Marketing LLC on May 4, 2009. Please provide the business combination disclosures as required by ASC 805-10-50. Also, please file audited financial statements of your significant business acquisitions or tell us why they are not required.

38.   We note that you acquired Mobicom USA, Inc. from Mobicom Corporation in July 2009. Please tell us your accounting for this transaction. If you are accounting for this transaction as a business combination, please provide the business combination disclosure as required by ASC 805-10-50. Also, please file audited financial statements of this business acquisition or tell us why they are not required.

Note 6 – Notes Payable, page F-35

39.   We note that you issued convertible promissory notes for an aggregate principal amount of $2,707,500 on February 28, 2009. These notes are convertible at $3.00 per share. We also note in Note 7 that the market price of common stock on the measurement date of February 28, 2009 was $3.40 per share. Please tell us how you considered ASC 470-20.

40.   Tell us how you considered ASC 470-50 and ASC 470-20 with regard to your debt restructuring which occurred on July 31, 2009.

Note 7 – Warrant Liability, page F-35

41.   Referring to your basis in accounting literature, tell us why you believe this warrant should be accounted for as a liability.

Note 13 – Select Pro-Forma Financial Information

Consolidated Pro Forma Balance Sheet, page F-38

42.   Please remove the pro forma balance sheet if all of your significant acquisitions have been reflected in the September 30, 2009 balance sheet on page F-22. If any acquisitions subsequent to September 30, 2009 are material to the balance sheet, you should present a pro forma balance sheet as of September 30, 2009 reflecting the acquiree's balance sheet and related pro forma adjustments similar in form to what is currently presented.

Consolidated Pro Forma Statements of Operations, page F-39

43.   We note on page F-40 that you assumed Superfly's indebtedness of $2,801,000. Please tell us why you did not record any interest expense on the consolidated pro forma statement of operations.

44.   Please revise to include a pro forma adjustment for depreciation and amortization expense related to your acquired property and equipment and amortizable intangibles.

45.   Tell us why you did not present the acquisitions of Eden Marketing LLC, Mobicom USA and Simply Ideas in your pro forma financial statements. It appears that such information, if material, should be presented in separate columns of the pro forma statements.

46.   Tell us why you did not present a pro forma adjustment for income tax expense.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3826, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: James A. Mercer III, Esq., Sheppard Mullin
        Via Facsimile (858) 509-3691